SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated June 17, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: June 17, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock code: 0008)

REFINANCING FOR REACH LTD.

On June 17, 2004, the Company and Telstra agreed with the Lenders to jointly buy the Debt for approximately US$310,900,000 in aggregate (approximately HK$2,425 million) in consideration for, inter alia, the complete release of all of the obligations of the Reach Group, and certain related parties of the Reach Group, to the Lenders (and vice versa). The consideration will be paid in equal proportions, such that approximately US$155,450,000 (approximately HK$1,213 million) will be payable by each of the Company and Telstra.

It is also proposed that the Company and Telstra will together provide a US$50 million (approximately HK$390 million) revolving working capital loan facility to Reach for general working capital purposes (each of the Company and Telstra contributing US$25 million (approximately HK$195 million)).

BACKGROUND

In January 2001, RFL, a wholly-owned subsidiary of Reach, was provided with a US$1.5 billion (approximately HK$11.7 billion) loan by the Lenders and that loan facility was partly repaid in April 2003, resulting in a reduction in the principal amount outstanding to US$1.2 billion (approximately HK$9,360 million) ("Reach Facility"). The principal amount outstanding under the Reach Facility as at the date of this announcement remains at US$1.2 billion (approximately HK$9,360 million).

SUMMARY OF REFINANCING ARRANGEMENT

The key terms of the refinancing arrangement are as follows:

(A)	The Company and Telstra will jointly buy the Debt for approximately US$310,900,000 in aggregate (approximately HK$2,425 million) in consideration for, inter alia, the complete release of all of the obligations of the Reach Group, and certain related parties of the Reach Group, to the Lenders (and vice versa). The consideration will be paid in equal proportions, such that approximately US$155,450,000 (approximately HK$1,213 million) will be payable by each of the Company and Telstra.

(B)	The Company and Telstra will together provide a US$50 million (approximately HK$390 million) revolving working capital loan facility to Reach for general working capital purposes ("Working Capital Loan"). Each of the Company and Telstra will contribute US$25 million (approximately HK$195 million). This Working Capital Loan will be revolving and will be repayable in full by Reach on December 31, 2007.

(C)	Security will be provided by the Reach Group to the Company and Telstra jointly to secure the Debt, the Working Capital Loan and certain other obligations of the Reach Group. Such security will be in the form of guarantees by members of the Reach Group and charges over certain assets of the Reach Group.

(D)	Immediately upon completion of the refinancing arrangement, RFL will owe the Company fifty (50) per cent of the Debt, repayable in a single payment on December 31, 2010. Interest on the Debt will be suspended for up to six (6) months from the date of completion of the refinancing arrangement. At the date of this announcement, no decision has been made between the Company, Telstra and the Reach Group as to the appropriate bases on which interest on the Debt should be calculated following such period.

(E)	Interest on the Working Capital Loan will be payable at LIBOR plus 250 basis points.

(F)	It is expected that completion of the refinancing arrangement will take place on June 18, 2004 at which time payment of the consideration of approximately US$310,900,000 (approximately HK$2,425 million) will be made and the Debt will be transferred to the Company and Telstra. The purchase consideration for the Debt and the Working Capital Loan will be funded from the Company's internal resources.

INFORMATION ON THE PARTIES

Reach, a 50:50 joint venture between the Company and Telstra, is a wholesale carrier of combined voice, private line and IP data services and RFL is one of its wholly-owned subsidiaries. The Company is one of Asia's leading integrated communications companies and provides key services in the areas of integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure. Telstra is Australia's leading telecommunications and information services company.

REASONS FOR, AND BENEFITS OF, THE REFINANCING ARRANGEMENT

Despite remaining a leader in the Asian market, Reach has been affected by the continuing difficult environment in the international undersea and long-haul telecommunications market. This arrangement will strengthen its financial position by reducing the cashflow burden of interest charges paid to the Lenders (which in the last twelve (12) months amounted to approximately US$44.6 million (approximately HK$348 million) and which potentially would have increased as interest rates rise). By virtue of the Lenders' exit and the shareholders of Reach establishing a new financial structure for Reach, Reach's business continuity will be more secure thereby allowing it to continue to focus on improving efficiency, streamlining costs and improving competitiveness.

Moreover, the Directors consider that the refinancing arrangement will benefit the customers of the Company as the arrangement will give Reach the flexibility to secure and further develop its infrastructure and business with the result that the needs of the Company's customers, particularly in the areas of international carriage services, will continue to be met in the future. The refinancing arrangement will ultimately benefit the Company as Reach is the primary wholesale international connectivity provider to the Company.

The Directors believe that the terms of the arrangement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

This announcement is made voluntarily pursuant to Rule 13.09 of the Listing Rules to provide information to the Company's shareholders and to the public.

DEFINITIONS

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange

“Debt”	the amounts due from RFL to the Lenders under the Reach Facility which amount to US$1.2 billion (approximately HK$9,360 million) at the date of this announcement

“Directors”	the directors of the Company

“Lenders”	the banks which are the lenders under the Reach Facility

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Reach”	Reach Ltd., a company incorporated in Bermuda with limited liability and a 50:50 joint venture between the Company and Telstra

“Reach Facility”	the syndicated term loan facility relating to borrowings of US$1.2 billion (approximately HK$9,360 million) by RFL, repayable by RFL in a single payment on December 31, 2010

“Reach Group”	Reach and its subsidiaries

“RFL”	Reach Finance Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Reach, which is the borrower under the Reach Facility

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telstra”	Telstra Corporation Limited, a company incorporated in Australia with limited liability and whose shares are listed on The Australian Stock Exchange Limited

“Working Capital Loan”	the US$50 million (approximately HK$390 million) revolving working capital facility to be provided jointly by the Company and Telstra to Reach as described in paragraph (B) under the heading “Summary of Refinancing Arrangement”

By Order of the Board
Alexander Anthony Arena
Director

Hong Kong, June 17, 2004

The Directors as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman);
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Michael John Butcher; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, JP; Aman Mehta